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                                                                 Rule 424(b)(3)
                                                              File No. 33-99686

                      THE TRACKER CORPORATION OF AMERICA

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS



Consulting Agreement

        The Company recently entered a one-year consulting agreement (the "Consulting Agreement") with a Consultant who was retained to provide advice to the Company concerning the Company's growth strategy, financial public relations obligations and future capital structure. Under the terms of the Consulting Agreement, the Company has agreed to pay the Consultant one hundred thousand (100,000) shares of the Company's common stock. As additional consideration, the Company has granted to the Consultant certain options to purchase up to a total of 900,000 shares of the Company's Common Stock (the "Options") for the price of the par value of the Common stock, $.001 per share.

        In addition, the Company has agreed to pay the Consultant $10,000 per month, payable in shares of the Common Stock of the Company, for administrative expenses on the fifth business day of the month succeeding the performance of the Consultant's services. The amount of shares of Common Stock shall equal $10,000 divided by the average five (5) day Bid price immediately preceding the 15th day of each month for the term of the Consulting Agreement. The Company shall reimburse the Consultant for all other pre-approved expenses.

        The Company filed on October 23, 1996 a registration statement on Form S-8 concerning the shares which may be issued to the Consultant pursuant to the Consulting Agreement. The Consulting Agreement may depress the market value of the Company's Common Stock and make it more difficult for the Company to raise additional equity financing under terms satisfactory to the Company.


Corporate Relations Group

        On November 4, 1996, the Company terminated its relationship with its investor relations consultant, Corporate Relations Group ("CRG"). On November 20, 1995, the Company entered into an agreement pursuant to which CRG agreed to provide services to the Company for a period of one year and the Company agreed to pay to CRG $570,000 or 326,000 freely tradeable shares of Common Stock upon execution of the agreement and to issue options to CRG to purchase shares of Common Stock as follows: 100,000 shares at $2.00 per share one year from the date of the agreement, 100,000 shares at $2.40 per share two years from the date of the agreement, 100,000 shares at $2.60 per share three years from the date of the agreement, 100,000 shares at $2.80 per share five years from the date of the agreement, and 100,000 shares at $3.00 per share five years from the date of the agreement. As of the date of this Prospectus, CRG had not provided any services under the agreement and the Company had not made any payment to CRG.



NOTE: THIS PROSPECTUS SUPPLEMENT, WHICH IS DATED NOVEMBER 4, 1996 IS PART OF THE TRACKER CORPORATION OF AMERICA PROSPECTUS DATED OCTOBER 21, 1996.